Mail Stop 7010

October 31, 2005

via U.S. mail and facsimile

Brian Lawson
Vice President and Chief Financial Officer
Brascan Corporation
BCE Place
181 Bay Street, Suite 300
Toronto, Ontario, Canada  M5J 2T3

	Re:	Brascan Corporation
		Form 40-F for the Fiscal Year Ended December 31, 2004
		Filed March 31, 2005
		File No. 33-97038

Dear Mr. Lawson:

      We have reviewed your response letter filed on EDGAR on October
17, 2005 and have the following additional comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General
1. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



2. The Division of Investment Management has asked us to advise you as follows:

The Division of Investment Management has completed a preliminary review of your Form 40-F filed on March 31, 2005 and your Form 6-K filed on September 15, 2005. Based on its review, the Division of Investment Management believes that you may be an investment company and has asked us to advise you as follows.

Section 3(a)(1)(A) of the Investment Company Act of 1940 defines an
"investment company" to include any issuer that "is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities."
Section 3(a)(1)(C) of the 1940 Act also defines "investment company" as any issuer that "is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 percent of the value of such issuer`s total assets, exclusive of Government securities and cash items, on an unconsolidated basis." "Investment securities" generally include all securities except for Government securities and securities issued by majority-owned subsidiaries of an issuer that are not investment companies and are not relying on the exceptions in Section 3(c)(1) or
3(c)(7) of the 1940 Act.  See Section 3(a)(2) under the 1940 Act.

You state that your three main business units are property operations, power operations and funds management operations, as noted on page 1 of your March 31, 2005 Annual Information Form. With respect to the funds management operations, you state that you "develop, invest and manage funds and investments on behalf of...investors" that co-invest in the same types of assets that you own, as noted on page 6 of your March 31, 2005 Annual Information Form. You state that funds management`s current industry focus is property and long-life infrastructure assets, but also includes private equity investments in "businesses that we believe are undervalued and are being held until such time as they may be sold for a higher value," as noted on page 16 of your March 31, 2005 Annual Information Form. On September 15, 2005, you issued a press release stating your plans to change your name to Brookfield Asset Management Inc. and to expand your asset management activities, with a particular focus on property, power and infrastructure investments.
Additionally, you own three investment advisers registered with the
U.S. Securities and Exchange Commission: SoundVest Capital Management Ltd. (50%), Brascan Strategic Asset Management (100%) and
Hyperion Capital Management, Inc. (100%). Your Hyperion acquisition is disclosed in your Form 6-K filed on August 12, 2005. Your consolidated balance sheet indicates that as of December 31, 2004 approximately 37% of your total assets consisted of investment securities. Because the 1940 Act applies the 40 percent limit to an issuer`s investment securities on an unconsolidated basis, we lack the information necessary to fully assess whether you are an investment company. In addition, our preliminary calculation of the value of your investment securities relied, in part, on fair values that we believe are based on the definition of fair value under Canadian law and may differ if computed consistent with the valuation requirements under the 1940 Act. Refer to Section 2(a)(41) of the 1940 Act for guidance.

Accordingly, please provide us with a written legal analysis as to why you should not be considered to be an investment company and state the basis for any exclusion or exemption from the definition contained in Section 3(a)(1)(A) and Section 3(a)(1)(C), as appropriate. For example, Section 3(b)(1) of the 1940 Act provides that, notwithstanding Section 3(a)(1)(C), an issuer "primarily engaged" in a business other than that of investing, reinvesting, owning, holding or trading in securities is not an investment company. For a discussion of the relevant criteria for determining whether a company is primarily engaged in a non-investment company business, see Investment Company Act Release Nos. 25835 dated November 26, 2002 and 26077 dated June 16, 2003.

Please include in this analysis data indicating the value of your investment securities and total assets, exclusive of cash items and
Government securities, on an unconsolidated basis as of the fiscal quarters ended December 31, 2004, March 31, 2005, June 30, 2005 and
September 30, 2005. The analysis also should separately analyze whether each of your subsidiaries and funds management business is an investment company under the 1940 Act as of the fiscal quarters ended
December 31, 2004, March 31, 2005, June 30, 2005 and September 30, 2005. In addition, please provide appropriate documentation to support your analysis.

If you have any questions regarding this comment, please contact
Lily
C. Reid, Senior Counsel, Division of Investment Management at
(202)
551-6848.

Management`s Discussion and Analysis of Financial Results, page 8 of
2004 Annual Report

Contractual Obligations, page 50 of 2004 Annual Report

3. We note your response to comment 2 in our letter dated
September
15, 2005. Please provide us with the contractual obligations table and corresponding footnotes you intend to include in future filings that reflect the changes stated in your response letter.






23.  Difference from United States Generally Accepted Accounting
Principles, page 80 of 2004 Annual Report

(a)  Income Statement Differences, page 80 of 2004 Annual Report

4. We note your response to comment 8 in our letter dated
September
15, 2005. It remains unclear why you are not presenting basic and diluted EPS for each class of your common stock. Paragraph 61.d. of
SFAS 128 states, "[b]asic and diluted EPS data shall be presented for each class of common stock." As such, it would appear that you are required to present EPS for your Class A and Class B common shares.
Even though your Class A and Class B common shares may reflect the same basic earnings per share, a material number of dilutive securities in either one of the respective classes of common shares, may result in a different diluted earnings per share for your Class A common shares and Class B common shares. Furthermore, the disclosure requirements of paragraph 40 of SFAS 128 should be separately presented for both Class A common shares and Class B common shares within your footnote disclosure for US GAAP purposes. As such, please provide us with your detailed calculation of EPS under US GAAP.

5. We note your response to the 1st bullet of comment 9 in our letter dated September 15, 2005. Specifically, that it is your policy and right to settle the redemption of your Series 10-12 Class A preferred shares in cash instead of Class A common shares. Paragraph 29 of SFAS 128 states the presumption that the redemption of securities that can be settled in common stock or cash will be settled in cash may be overcome, if you have a stated policy that you will redeem such securities in cash. Your audited footnotes do not appear to contain such a policy. Furthermore, the description of these securities in your 2005 Annual Information Form does not state if the holder requests conversion of the preferred shares into Class A common shares, you have the right to pay in cash instead of converting. As such, it is unclear how you are able to overcome the presumption of conversion into your Class A common shares in accordance with paragraph 29 of SFAS 128. Please provide us with additional support for your current treatment. Otherwise, please provide us with your revised EPS calculation under US GAAP.

6. We note your response to the 2nd bullet of comment 9 in our letter dated September 15, 2005. You say that since you did not redeem all of the Series 1 Class A preferred shares, EITF Topic D-42 is not applicable. In future filings, please disclose the number of shares of Series 1 Class A preferred shares redeemed, including the amount of cash paid to redeem those shares. Please provide us with the disclosure you intend to include in future filings. Also, please provide us with your detailed analysis under EITF Topic D-53 as to whether the Series 1 Class A preferred shares actually redeemed should have had an impact on your calculation of EPS under US

GAAP. If you determine that the redemption of those shares of Series
1 Class A preferred shares should have impacted the calculation of EPS under US GAAP, please provide us with your revised calculation.

7. For the above three comments related to the calculation of EPS under US GAAP if you do not believe the revised EPS presentation for all three issues is materially different from the presentation in your Form 40-F for the fiscal year ended December 31, 2004, please provide us with your detailed SAB 99 analysis of the quantitative and qualitative factors regarding the materiality of your presentation of
EPS under US GAAP for fiscal years 2003 and 2004.

(v)  Market value adjustments, page 81 of 2004 Annual Report

8. We note your response to comment 11 in our letter dated
September
15, 2005. Please provide us sufficient information to understand how the third paragraph of this section of your filing relates to the two adjustments that consist of the total market value adjustment. For example, please tell us how the effects of accounting for derivatives in accordance with US GAAP with a decrease to net income of $8 million and the net derivative gains reclassified from other comprehensive income to income of $22 million relates to the unrealized loss adjustment of $6 million for fiscal year 2004.

(c)  Balance Sheet Differences, page 83 of 2004 Annual Report

9. We note your response to comment 12 in our letter dated
September
15, 2005. Specifically, we note for the Series 7 Class A preferred shares that it contains a feature allowing the holder to exchange the preferred shares for Class A common shares upon the occurrence of one of the three events. Furthermore, we note your analysis of your Series 10, 11 and 12 Class A preferred shares that are convertible into Class A common shares at the option of the you or the holder. While your Series 7, 10, 11 and 12 Class A preferred shares may not meet the criteria set forth in SFAS 150, you do need to continue to evaluate the applicability of these securities to the other accounting literature. After analyzing the securities under SFAS 150, you then need to analyze the securities under SFAS 133. If you determine that the instruments are not derivatives, then you need to analyze the securities under EITF 00-19 to determine the appropriate classification of the securities on the balance sheet. If under EITF 00-19, the preferred shares meet the requirements to be classified as equity, you then need to consider ASR 268 and EITF D-98 to determine whether the preferred shares should be classified as permanent equity or temporary equity. Your response should provide us with a detailed analysis of how you arrived at your conclusion for each step under SFAS 133, EITF 00-19, and ASR 268 and EITF D-98, as applicable, for each preferred share.

(d)  Cash Flow Statement Differences, page 85 of 2004 Annual
Report

10. We note your response to comment 14 in our letter dated
September
15, 2005. Please tell us whether your funds management business meets the definition of an investment company as described in paragraphs 1.01-1.06 of the AICPA Audit and Accounting Guide:
Audits
of Investment Companies, including an explanation as to how you arrived at your conclusion.

If you determine that you meet the criteria of an investment company per the AICPA Audit and Accounting Guide, please tell us why you believe your classification of the sales and purchases of securities and loans advanced and collected related to your funds management business as an investing activity is in accordance with the guidance set forth in paragraphs 7.59-7.64 of the AICPA Audit and Accounting
Guide:  Audits of Investment Companies.

Finally, we note your statement in your response letter that you do hold a small portfolio of securities held for trading purposes, which were not reflected in operating activities. Please quantify the impact of reclassifying these securities held for trading purposes for each period presented.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please file your response letter on
EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Tracey Houser, Staff Accountant, at (202)
551-
3736, or me at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters.


Sincerely,



Rufus Decker
Accounting Branch Chief


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Brian Lawson
Brascan Corporation
October 31, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE